Exhibit 17.1

March 19, 2012

Mr. Ron Chan Tze Ngon
Chairman and Chief Executive Officer
ChinaCast Education Corporation

Cc: Board of Directors

Dear Ron,

After the reconstitution of the new board, and given the control of the board by the new slate of independent directors, I have become increasingly less content with the manner in which important corporate decisions, many of which I believe have adversely affected the Company and its shareholders, have been made. In addition, unfounded legal proceedings and threats made by certain board members against our management team, and me personally, have created a hostile and dysfunctional board environment. While I continue to enjoy the productive and effective working relationship we — the members of management — have with each other, the matters I refer to above greatly inhibit my ability to continue to perform my fiduciary duties as a board member.

Therefore, after considerable thought, it is with regret that I ask you to accept my resignation from the Board of Directors effective immediately. I continue to look forward to work with you in my management role as President-International.

Very truly yours,

/s/ Michael J. Santos
Michael J. Santos President-International
Unit 1002, Golden Tower B2 No. 82 Dongsihuanzhong Rd., Chaoyang District Beijing, People’s Republic of China Tel: +86-10-8751-0988, Fax: +86-10-8751-0788